Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Patriot National Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-10981) on Form S-3 and in the registration statement (No. 333-179204) on Form S-8 of Patriot National Bancorp, Inc., of our report dated March 25, 2014, with respect to the consolidated balance sheets of Patriot National Bancorp, Inc. and subsidiary as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Patriot National Bancorp, Inc.

Stamford, Connecticut

March 25, 2014